

May 16, 2019

By E-Mail

Aneliya S. Crawford, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

>   **Re: MiMedx Group, Inc.**
>   **Preliminary Proxy Statement filed by Parker H. Petit, David J. Furstenberg,**
>   **and Shawn P. George**
>   **Filed May 10, 2019**
>   **File No. 001-35887**

Dear Ms. Crawford:

We have reviewed your filing and have the following comments.

Preliminary Proxy Statement

1.   Please disclose the information required by Item 1(c) of Schedule 14A.

Proposal 1: Elect Three Class II Directors, page 3

2.   Please tell us your basis for stating that the Class II directors elected at the upcoming meeting will serve a three-year term.

Proposal 3: Repeal Certain Bylaw Amendments, page 8

3.   We note that proposal three would, if approved, prevent the board from amending the company's bylaws until a date after the date of the meeting. Please provide us your legal analysis that such an amendment is valid under Florida law and revise your disclosure to describe any potential negative effects of limiting the board's ability to amend the bylaws in this manner.

Annex I: Information on the Participants, page 15

4.   We note the description of Mr. George's pledges of shares of common stock. Please revise your disclosure to include the information required by Item 5(b)(1)(viii) of Schedule 14A.

5.   Refer to the first sentence of the last paragraph on page 16. Please tell us whether you have described any substantial interest in the proposals by your participants as required by Item 5(b)(1) of Schedule 14A.

        Please direct any questions to me at (202) 551-3619.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions